Exhibit 4.1

Description of Capital Stock

Our authorized capital stock consists of common stock, $0.001 par value, 75,000,000 shares authorized, of which 7,630,000 shares were issued and outstanding as of January 31, 2023.

The following is a summary of the rights of our common stock as provided in our articles of incorporation and bylaws.

Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the shareholders. The payment of dividends on our common stock will be a business decision to be made by our board of directors from time to time based upon results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on our common stock may be restricted by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of the liquidation, dissolution or winding up of our company, holders of our common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of our common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to our common stock. When issued in accordance with our articles of incorporation, bylaws and Nevada law, shares of our common stock are fully paid and are not liable to further calls or assessment by us.